EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(Dollars in millions)	2013	2012	2013	2012
Consolidated income before provision for income
taxes	$306	$439	$843	$1,721
Fixed charges:
Interest1	$386	$284	$1,236	$625
Portion of rent expense representative of the interest
factor (deemed to be one-third)	2	2	6	6
Total fixed charges	$388	$286	$1,242	$631

Earnings available for fixed charges	$694	$725	$2,085	$2,352
Ratio of earnings to fixed charges	1.79	2.53	1.68	3.73
1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition
    and Results of Operations, Interest Expense.”

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